UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MARYLAND FEDERAL BANCORP, INC
(Name of Issuer)

Common Stock  $.01 par value
(Title of Class of Securities)

574061107
(CUSIP Number)

Robert I. Schattner,5901 Montrose Rd,Rockville,MD 20852;301-231-7700 (Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

May 20, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.   574061107                          Page  2 of 4 pages


1.  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Robert I. Schattner    SS# ###-##-####
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  [ ]
									(b)  [ ]
	Not Applicable
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

	Personal Funds - PF
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)					[ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
          		7. SOLE VOTING POWER
  NUMBER OF		        529,888 shares
    SHARES 		______________________________________________________
 BENEFICIALLY     8. SHARED VOTING POWER
   OWNED BY			  None
    EACH		______________________________________________________
  REPORTING	      9. SOLE DISPOSITIVE POWER
   PERSON			  529,888 shares
    WITH 	      _______________________________________________
		      10.SHARED DISPOSITIVE POWER
				   None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
		  529,888 shares
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.176 %
14.   TYPE OF REPORTING PERSON *

	       Individual  -  IN

SCHEDULE 13D

CUSIP NO. 574061107                                Page  3 of 4 pages


Item 1. 	Security and Issuer

	This Amendment #5 to Schedule 13D relates to shares of Common Stock, $.01 par value ("Shares") of Maryland Federal Bancorp, Inc (the "Company"). The address of the Company's principal executive offices is 3505 Hamilton Street, Hyattsville, Maryland 20782.

Item 2. 	Identity and Background

	This Amendment #5 to Schedule 13D is filed by the following individual :

 				   Principal		 Principal
 Name and Address	        Occupation	       Business

Robert I. Schattner          President		Sporicidin International
5901 Montrose Road     Pharmaceutical Research  5901 Montrose Road
Suite 1200S		       and Development        Suite 1200S
Rockville,  MD 20852	                        Rockville, MD  20852

	The natural person by whom this Amendment #5 to Schedule 13D is filed (the "Reporting Person"), during the last five years, (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. 	Source and Amount of Funds or Other Consideration

	All of the funds used by the Reporting Person in purchasing the Shares were personal funds of the Reporting Person. Shares were acquired at various times since 1987.

Item 4. 	Purpose of Transaction

	The Reporting Person holds the securities of the Issuer for investment purposes. The Reporting Person has no present plans to purchase or dispose of any additional Shares, although he may, in the future, decide to purchase or dispose of additional shares. The Reporting Person has no plans or proposals that would result in any of the events listed in subparagraphs (a) through (j) of Item 4.

SCHEDULE 13D

CUSIP NO. 574061107					     Page 4 of 4 pages

Item 5. 	Interest in Securities of  Issuer

	Set forth below is information relating to any beneficial ownership of Shares by each Reporting Person.

		         ____	         Number of Shares
		           Voting Power     Investment Power Total (percent)
  Name	          Sole   Shared    Sole   Shared     of Shrs Outstd

Robert I. Schattner  529,888   -0-    529,888   -0-     529,888 (8.176%)


Item 6.  Contracts, Arrangements, Understandings of Relationships with
	   Respect to Securities of the Issuer.

	The Reporting Person has no contracts, arrangements, understandings or relationships with any other person, company or other entity relating to the transfer or voting of Shares or other matters enumerated under Item 6 of Schedule 13D.


Item 7.  Material to be Filed as Exhibits.

	         None


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is complete and correct.

Date: June 4, 1998

							  s/Robert I. Schattner

							    Robert I. Schattner